SECURITIES AND  EXCHANGE COMMISSIONS
Washington,  DC  20549

SCHEDULE 13D


Under the Securities Exchange Act of 1934
(Amendment No. 2)

PACIFIC GATEWAY PROPERTIES, INC.
Name of Issuer

Common Stock, Par Value $1.00 Per Share
Title of Class of Securities


694329-10-3
CUSIP Number


Mr. Keith R. Schrupp
Vice President
The InterGroup Corporation
2121 Avenue of the Stars,  Suite 2020
Los Angeles, California 90067
(310) 556-1999
_________________________________________
Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications


June 20, 1995
Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule
13G to report the acquisition  which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b) (3) or (4), check the following box.     [      ]

Check the following box if a fee is being paid with this
statement.     [     ]


- -1- of -5-

CUSIP No. 694329-10-3					(Page 2 of 5 Pages)

1.	Name of Reporting Person			Tax Identification Number
	The Intergroup Corporation		13-3293645


2.	Check the Appropriate Box if a Member of a Group
  	a.
  	b.
3.	SEC Use Only


4.	Source of Funds
  	WC

5.	Check if Disclosure of Legal Proceedings is Required
  	pursuant to Items 2(d) or 2 ______

6.	Citizenship of Place of Organization
  	Delaware

Number of				7.	Sole Voting Power
Shares				     	385,000 Shares of Common Stock
Beneficially
Owned by			 	8.	Shared Voting Power
Each
Reporting
Person			   	9.	Sole Dispositive Power
With					      	385,000 Shares of Common Stock

				       	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned By Each Reporting Person
   	385,000 Shares of Common Stock

12.	Check if the Aggregate Amount in Row 11 Excludes Certain
   	Shares _________

13.	Percent of Class Represented by Amount in Row 11
   	9.9%

14.	Type of Reporting Person
   	CO

AMENDMENT NO. 2
TO
SCHEDULE 13D
OF THE INTERGROUP CORPORATION
REGARDING OWNERSHIP OF COMMON STOCK OF
PACIFIC GATEWAY PROPERTIES, INC.

		This Amendment No. 2 to Schedule 13D is being filed by The Intergroup Corporation ("Intergroup") to update information previously furnished in connection with the purchase of the Common Stock, $1 par value per share (the "Stock"), of Pacific
Gateway Properties, Inc. ("PGP"). This Amendment No. 2 reflects further Stock acquisitions by Intergroup.

		The following Items of this Schedule 13D are amended:

Item 3.	Source and Amount of Funds or Other Consideration.

		All funds used in making purchases of the Stock were obtained from the working capital of Intergroup.

Item 4.	Purposes of Transactions.

		The Stock to which this statement relates has been acquired by Intergroup for investment. Other than possibly increasing its equity interest, Intergroup has no pending plans or proposals with respect to PGP. However, Intergroup intends to continuously review its options with respect to its existing investment in the Stock, and expressly reserves the right to (i) purchase additional stock or other securities of PGP by public or private purchase; (ii) dispose of all or any part of its investment in the Stock by public or private sale or otherwise;
in each case, at such prices and on such terms as Intergroup may deem advisable; and/or (iii) take such other action with respect to its investment in the Stock as Intergroup may deem appropriate, including by meeting or consulting with the Board of Directors to discuss PGP's assets, corporate structure, dividend policies, capital operations, properties management and personnel or potential extraordinary transactions, such as merger, reorganization or liquidation of the Company or any of its assets or subsidiaries, and by contacting other shareholders to discuss corporate strategy or any of the foregoing matters.

		Except as set forth above, Intergroup has no present plans or proposals which would result in or relate to any of the transactions described in subparagraph (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

		(a)	At the close of business on March 1, 1995,
Intergroup beneficially owned 385,000 shares, or approximately
9.9% of the outstanding shares of Stock of PGP.

		(b)	Intergroup has sole voting and investment power
with respect to the Stock disclosed in Item 5(a) above.

		(c)	Information with respect to transactions effected
in the Stock during the past 60 days by Intergroup is set forth in Appendix I hereto.

		(d)	No person other than Intergroup has the right to
receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Stock disclosed in Appendix I hereto.



SIGNATURE


		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	June 20, 1995

THE INTERGROUP CORPORATION

By:
/s/     Howard A. Jaffe
        Vice Chairman of the Board and COO

APPENDIX I

		The following table sets forth the trade date for each purchase and sale of Stock by Intergroup, the number of shares of Stock purchased and sold in each such transaction and the price per share in each such transaction effected during the past 60 days. All the shares of Stock were purchased in ordinary brokerage transactions effected in the over-the-counter market.


Trade Date             Number of         Price per
                      Shares Purchased     Share

June 23, 1995           7,000              $3.46
June 20, 1995          56,100              $3.50
June 16, 1995           2,700              $3.37
June 14, 1995           6,600              $3.33
June 12, 1995           2,100              $3.31